Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH CONTINUES TO DELIVER POSITIVE CARDIUM AND LINDBERGH RESULTS.  LINDBERGH CONSTRUCTION IS CLOSE TO COMPLETION

(Calgary, August 7, 2014) - Pengrowth Energy Corporation releases its financial and operating results for the three and six month periods ended June 30, 2014.

“The second quarter marks another milestone in Pengrowth’s transition to sustainable growth with excellent progress on our Lindbergh and Cardium projects. We continue to consistently deliver on what we said we would do,” said Derek Evans, President and Chief Executive Officer of Pengrowth. “Construction of the Lindbergh commercial facilities is almost complete, and we look forward to commissioning and first steam in the fourth quarter. The Lindbergh pilot performance continues to exceed expectations and the successful completion of the Lindbergh commercial project is expected to generate a significant increase in production and cash flow starting in 2015.”

In preparation for the anticipated Lindbergh production growth, Pengrowth has entered into a transportation agreement with Husky Energy for delivery of production from the initial commercial phase of Lindbergh to Hardisty, Alberta, with options to nominate future volumes as Lindbergh expands. Pengrowth will retain maximum flexibility in regards to transportation options at Lindbergh by utilizing both rail and pipeline to move production to markets and maximize netbacks.

During the quarter, Pengrowth announced an update of the bitumen reserves and contingent resources for its Lindbergh project. The update resulted in 19.6 million barrels (MMbbl) of probable reserves being reclassified to the proved (1P) category and an increase of 87.4 MMbbl in proved plus probable (2P) reserves. Total 1P and 2P reserves were 101 MMbbl and 230 MMbbl respectively, as at May 31, 2014.

The Lindbergh 2P reserve value reported at 2013 year-end represented approximately 20 percent of Pengrowth’s total 2P 2013 year-end reserve value of $5,148 million (BTAX NPV10) and equated to $1.95 per share (based on 522,031,117 shares outstanding at December 31, 2013). The 2P reserve value in the May 31, 2014 Lindbergh update more than doubled compared to the 2013 year-end estimate, and equated to $4.20 per share (based on 527,470,168 shares outstanding as at May 31, 2014).

Pengrowth’s Cardium development projects in the Greater Olds/Garrington area continue to demonstrate industry leading well results and costs. Drilling and completion times continue to be reduced and frac stages increased, contributing to better performance and have enabled Pengrowth to generate improved capital efficiencies of approximately $28,000 per flowing barrel. Pad drilling has decreased capital costs on a per well basis as well as allowing Pengrowth to drill through break up, resulting in continuous production additions that will support strong volume performance through year-end.

Highlights:

•
Achieved average daily production for the quarter of 73,823 barrels of oil equivalent per day (boe/d), primarily driven by strong oil production from wells targeting the Cardium formation in the Greater Olds/Garrington area. Pengrowth is on track to achieve its full-year guidance of 71,000 to 73,000 boe/d.

•	Delivered funds flow from operations for the quarter of approximately $121 million ($0.23 per share).

•
Continued to show strong results from the Lindbergh pilot, with combined production from the two well pairs averaging 1,640 barrels per day (bbl/d) during the quarter and 1,730 bbl/d in the month of June. The average Instantaneous Steam Oil Ratio (ISOR) for the pilot in the quarter was 2.4, representing one of the best ISOR’s in the industry.

•	Spent or committed over 90 percent of budgeted capital for Lindbergh’s first commercial phase as of July 31, 2014. The project remains on track for commissioning and first steam in the fourth quarter.

•
Invested total capital expenditures in the quarter of approximately $220 million, with 90 percent spent on drilling, completions and facilities. In the quarter, Pengrowth drilled 28 gross (20.7 net) non-thermal wells, with 100 percent success, and 18 gross (18.0 net) thermal wells at Lindbergh.

•	Reported continued financial strength, with approximately $133 million of cash on hand as at June 30, 2014 and an undrawn $1.0 billion credit facility.

Summary of Financial & Operating Results

	Three months ended			Six months ended
(monetary amounts in millions except per share amounts)	Jun 30, 2014	Jun 30, 2013	% Change	Jun 30, 2014	Jun 30, 2013	% Change (3)
PRODUCTION
Average daily production (boe/d)	73,823	87,909	(16)	74,459	88,801	(16)
FINANCIAL
Funds flow from operations (1)	$121.4	$146.0	(17)	$260.9	$293.5	(11)
Funds flow from operations per share	$0.23	$0.28	(18)	$0.50	$0.57	(12)
Oil and gas sales	$407.1	$416.6	(2)	$836.3	$810.1	3
Oil and gas sales per boe	$60.60	$52.08	16	$62.05	$50.40	23
Realized commodity risk management gains (losses)	$(46.9)	$(11.3)	315	$(89.2)	$(13.9)
Realized commodity risk management gains (losses) per boe	$(6.98)	$(1.41)	395	$(6.62)	$(0.87)
Operating expense	$114.5	$129.8	(12)	$218.5	$247.7	(12)
Operating expense per boe	$17.05	$16.23	5	$16.21	$15.41	5
Royalty expense	$78.2	$72.7	8	$151.9	$139.7	9
Royalty expense per boe	$11.64	$9.09	28	$11.27	$8.69	30
Royalty expense as a percent of sales	19.2%	17.5%		18.2%	17.2%
Operating netback per boe (1)	$23.86	$24.44	(2)	$26.79	$24.61	9
Cash G&A expense (1)	$19.4	$22.2	(13)	$42.5	$46.1	(8)
Cash G&A expense per boe	$2.89	$2.78	4	$3.15	$2.87	10
Capital expenditures	$219.6	$113.9	93	$453.3	$279.9	62
Capital expenditures per share	$0.42	$0.22	91	$0.86	$0.54	59
Net cash acquisitions (dispositions)	$(21.0)	$(9.4)	123	$(18.4)	$(325.1)	(94)
Net cash acquisitions (dispositions) per share	$(0.04)	$(0.02)	100	$(0.04)	$(0.63)	(94)
Dividends paid	$63.2	$62.0	2	$125.9	$123.5	2
Dividends paid per share	$0.12	$0.12	—	$0.24	$0.24	—
Number of shares outstanding at period end (000's)	528,108	517,679	2	528,108	517,679	2
Weighted average number of shares outstanding (000's)	527,141	516,506	2	525,281	514,832	2
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (1)	$(24.8)	$(37.1)	(33)	$(27.6)	$(38.3)	(28)
Net income (loss)	$(8.8)	$(53.4)	(84)	$(125.0)	$(118.5)	5
Net income (loss) per share	$(0.02)	$(0.10)	(80)	$(0.24)	$(0.23)	4
CASH AND CASH EQUIVALENTS	$133.2	$36.4	266	$133.2	$36.4	266
DEBT
Long term debt (2)				$1,421.3	$1,387.7	2
Convertible debentures (2)				$235.5	$236.5	—
Total debt excluding working capital				$1,656.8	$1,624.2	2
Total debt including working capital				$1,851.4	$1,749.6	6
CONTRIBUTION BASED ON OPERATING NETBACKS (1)
Light oil	61%	66%		55%	67%
Heavy oil	17%	15%		16%	12%
Natural gas liquids	11%	9%		11%	11%
Natural gas	11%	10%		18%	10%

(1)              See disclosures at end of release for definition of additional GAAP and Non-GAAP Financial Measures.

(2)              Debt includes the current and long term portions.

(3)              Percentage changes in excess of 500 are excluded.

Production

Average daily production of 73,823 boe/d in the second quarter of 2014, represents a decrease of two percent compared to the first quarter of 2014 production of 75,102 boe/d. Planned maintenance and turnaround activities completed during the quarter reduced production by approximately 1,500 boe/d compared to the first quarter.

Average daily production for the second quarter of 2014 decreased 16 percent compared to the same period last year due to property dispositions and natural gas production declines, partly offset by production additions from the Cardium development program.

Pengrowth continues to maintain full-year production guidance of 71,000 to 73,000 boe/d. This range incorporates additional minor light oil asset dispositions, which are expected to close in the second half of 2014, offset by continued strength in Pengrowth’s Cardium development program.

Capital Expenditures

Second quarter of 2014 capital expenditures were approximately $220 million following the strategy of selecting and executing projects that maximize cash flow and provide the highest rates of return while continuing to invest in the first commercial phase of the Lindbergh thermal project. Approximately 90 percent of capital expenditures were invested in drilling, completions and facilities, with the remaining 10 percent spent on maintenance, land and seismic capital.

Pengrowth invested approximately 57 percent or $124 million, of second quarter 2014 capital towards the ongoing construction of the first commercial phase of Lindbergh, where Pengrowth drilled 18 wells (6 horizontal producers and 12 horizontal injectors).

Approximately $73 million was spent on development activities in the non-thermal business, resulting in the drilling of 28 gross (20.7 net) wells, with 100 percent success, including 16 gross (10.4 net) Cardium wells in the Greater Olds/Garrington area, with initial well results continuing to perform at or above expectations.

Full-year 2014 capital expenditures are expected to remain on track with previous guidance of between $740 and $770 million.

Operations

Lindbergh

Lindbergh, Pengrowth’s 100 percent owned and operated thermal project, is located in the Cold Lake area of eastern Alberta. The project offers Pengrowth the potential to develop annual production of up to 50,000 bbl/d of bitumen within five years. Lindbergh’s expected strong netbacks, low decline rates, long reserve life and low sustaining capital requirements are expected to be the foundation of Pengrowth’s sustainable total return model, supporting future growth in cash flow per share and an attractive dividend.

Civil, mechanical, electrical and building construction continued for the first 12,500 bbl/d commercial phase and is progressing as planned. Central processing, surface pipeline and well-pad facility assembly is ongoing, all major equipment has been set in place and central processing facility structures are nearing completion. Over 90 percent of budgeted capital for Lindbergh’s first commercial phase has been spent or committed as of July 31, 2014. The project remains on track for commissioning and first steam in the fourth quarter. Pengrowth has completed the planned drilling program for 2014 at Lindbergh.

Operations at the pilot project continued to show strong results during the second quarter of 2014 with combined field production from the two well pairs averaging approximately 1,640 bbl/d of bitumen. The average ISOR for the second quarter of 2014 was 2.4. Cumulative production from the two well pairs exceeded 1.3 million bbls of bitumen by June 30, 2014, with a Cumulative Steam Oil Ratio (CSOR) of 2.0. After two years of higher than expected production rates and reserves recovered to date, the pilot continues to exceed expectations.

As part of its strategy to maximize transportation optionality at Lindbergh, Pengrowth has entered into a 10 year take or pay transportation agreement with Husky Energy for access to its Alberta Gathering System. To facilitate the tie-in, Pengrowth will develop a 15 km pipeline and meter station from the Lindbergh facilities, which is expected to be completed in the second quarter of 2015. This infrastructure spending was included in the original expected project design. Access to the gathering system is anticipated to allow Pengrowth to maximize pricing for its Lindbergh bitumen, which is expected to receive Western Canadian Select (WCS) prices. Pengrowth will have several options to ramp up volumes to 50,000 bbl/d on the system as additional production phases at Lindbergh come on line.

The Husky gathering system delivers into the Hardisty hub, where Pengrowth anticipates having connectivity to export pipelines through Enbridge’s Mainline, Spectra’s Express pipeline, both the existing Keystone pipeline and future Keystone XL pipeline and TCPL’s Energy East project. In addition, Hardisty is the home of several current and future rail sites as well as major merchant and operational storage facilities. This provides Pengrowth with the option to move product by rail when it is more economic to do so.

Non-thermal Oil and Gas

Pengrowth’s significant non-thermal oil and gas portfolio includes a large contiguous land base in the Greater Olds/Garrington area encompassing over 500 gross (250 net) sections of land, with stacked opportunities in the Cardium and Mannville sands as well as in the Mississippian carbonate section. An extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large oil accumulations in the Swan Hills area of northern Alberta providing ongoing development projects with low decline production and strong cash flow.

During the second quarter of 2014, Pengrowth achieved strong drilling and completion results in its non-thermal business, with 16 gross (10.4 net) wells drilled in the Cardium formation with 100 percent success. Based on initial test data and early production results, the Cardium wells appear to be meeting or exceeding expectations.

In addition to the activity in the Cardium formation, Pengrowth also executed a development program in the Elkton and Ellerslie formations at Caroline and Garrington, as well in the Glauconitic and Lloydminster formations at Jenner, with 12 gross (10.3 net) wells being drilled, with 100 percent success.

Operating Expenses

Second quarter of 2014 operating expenses of approximately $115 million, represented an increase of $11 million or 10 percent, compared to the first quarter of 2014. On a per boe basis, second quarter of 2014 operating costs increased by $1.66 per boe to $17.05 per boe, mostly as a result of scheduled turnaround activities and lower production as compared to the first quarter of 2014.

Second quarter of 2014 operating expenses decreased approximately $15 million, or 12 percent, compared to the second quarter of 2013 due to lower utility costs coupled with the absence of operating expenses from properties that were sold in 2013. On a per boe basis, second quarter of 2014 operating expenses increased $0.82 per boe compared to the second quarter of 2013, due to an increased amount of turnaround activity in 2014 and production declines particularly in natural gas properties as capital investment continues to be directed primarily to oil development programs.

Full-year 2014 operating expenses are expected to remain on track with previous guidance of between $15.20 and $15.80 per boe.

Funds Flow from Operations

Second quarter of 2014 funds flow from operations of $121 million ($0.23 per share) decreased 13 percent compared to the first quarter of 2014 mainly due to lower natural gas prices and an increase in operating costs associated with planned maintenance turnaround activities during the quarter.

Second quarter of 2014 funds flow from operations decreased 17 percent compared to the same period last year, due to a decrease in volumes, mainly from property dispositions and higher realized commodity risk management losses. Partly offsetting these decreases were higher realized commodity prices for all products and lower operating costs.

Adjusted Net Income and Loss

During the second quarter of 2014, Pengrowth reported an adjusted net loss of $24.8 million, an increase of $22.0 million compared to the first quarter 2014 adjusted net loss of $2.8 million. This change is primarily due to a decrease in funds flow from operations.

In contrast, the second quarter adjusted net loss of $24.8 million decreased by $12.3 million compared to the second quarter of 2013 adjusted net loss of $37.1 million. This was primarily due to lower non-cash losses on disposition of properties, lower depletion, depreciation and amortization expense, partly offset by a decrease in funds flow from operations.

General and Administrative Expenses

Second quarter of 2014 cash G&A expense of approximately $19 million, declined by $4.0 million compared to the first quarter of 2014, mainly due to lower personnel costs and the absence of a cash-settled Deferred Share Units expense recorded in the first quarter of 2014. On a per boe basis, second quarter of 2014 cash G&A expenses decreased $0.53 per boe to $2.89 per boe compared to the first quarter of 2014 due to lower costs as discussed above.

Pengrowth is revising its full-year 2014 cash G&A expense guidance from $2.70 to $2.90 per boe to a range of $3.15 to $3.25 per boe. The revised guidance reflects higher professional and personnel costs than forecast.

Financial Flexibility

Pengrowth remains on sound financial footing with approximately $133 million of cash on hand and an undrawn $1.0 billion committed credit facility as at June 30, 2014. The cash on hand will continue to be used in conjunction with internally generated cash flow, to provide the capital for the completion of the first 12,500 bbl/d commercial phase of Lindbergh. Pengrowth expects to maintain a balanced cash flow profile through 2014, where cash outflows, including capital spending, will equal cash inflows plus cash on hand.

Pengrowth continues to use hedging to mitigate commodity price risk, foreign exchange risk and power costs and to provide a measure of stability and predictability to cash flows. Pengrowth has 77 percent of its remaining expected 2014 oil production hedged at Cdn$94.51 per barrel and 63 percent of 2015 expected oil production hedged at Cdn$93.99 per barrel. Natural gas hedges account for 59 percent of remaining expected 2014 gas production at Cdn$3.81 per Mcf and 47 percent of 2015 expected production hedged at Cdn$3.85 per Mcf. Pengrowth also hedges portions of its power consumption in order to mitigate volatility in operating expenses. Pengrowth has hedged 78 percent of remaining expected 2014 power consumption at $55.63 per MWh and 79 percent of expected 2015 power consumption at $49.53 per MWh.

Additional details of Pengrowth’s risk management contracts are outlined in the Management’s Discussion and Analysis and accompanying Notes to the June 30, 2014 unaudited Financial Statements.

Pengrowth’s total long-term debt was approximately $1.6 billion as at June 30, 2014, comprising $1.4 billion of fixed rate term notes and $0.2 billion of convertible debentures.

Outlook

Pengrowth continues to make excellent progress on its Cardium and Lindbergh projects as it executes its 2014 business plan. Pengrowth’s non-thermal development program continues to deliver very strong operational results, especially in the Cardium, where costs and results have exceeded expectations. Execution on the commercial development of the Lindbergh thermal project remains on schedule. With greater than 90 percent of the initial commercial phase capital committed or spent, the Lindbergh project is close to the finish line. Commissioning and first steam at Lindbergh is expected to commence in the fourth quarter. These results are key stepping stones in Pengrowth’s strategy of delivering significant cash flow growth in 2015 and ultimately to becoming a sustainable, low decline, dividend paying energy producer.

Pengrowth’s unaudited Financial Statements for the three and six months ended June 30, 2014 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com. They have also been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Conference call:

Pengrowth will conduct a conference call and webcast with investors on Thursday, August 7, 2014 at 3:30 p.m. Mountain Time (5:30 p.m. Eastern Time). Participants should call 1-866-225-2055, 10 minutes before the start of the call or can listen online via the webcast using the link http://www.gowebcasting.com/5834

A replay of the call will be made available until midnight Eastern Time on August 14, 2014 by calling 1-800-408-3053. The passcode is 9261753.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Currency

All amounts are stated in Canadian dollars unless otherwise specified.

Advisory Regarding Production and Reserves Information

All amounts are stated in Canadian dollars unless otherwise specified. All reserves, resources, reserve life index, and production information herein is based upon Pengrowth’s company interest working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead, before royalties and using GLJ’s April 1, 2014 forecast prices and costs in respect of the May 31, 2014 Lindbergh reserve and resource update and using GLJ’s January 1, 2014 forecast prices and costs in respect of the December 31, 2013 Lindbergh reserve and resource estimate. Numbers presented may not add due to rounding.

Reserves Classification

Reserves and contingent resources included herein are stated on a company-interest basis (working interest before deduction of royalties and including any company royalty interests) unless noted otherwise. All reserve information has been prepared in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH). Pengrowth’s Annual Information Form, dated February 28, 2014, which contains more detailed information relating to our reserves and resources, including a description of contingencies associated with the estimates of contingent resources, can be found on the company’s website at www.pengrowth.com and has been filed on SEDAR at www.sedar.com and as a Form 40-F on EDGAR at www.sec.gov/edgar.shtml.

Updated Independent Reserves Evaluation

The updated estimates of reserves and resources referenced in this news release are based on an independent evaluation of reserves and contingent resources attributable to the Lindbergh project effective May 31, 2014 conducted by GLJ, using the April 1, 2014 GLJ price forecast and prepared in accordance with the definitions, standards and procedures contained in COGEH and NI 51-101.

Caution Regarding Engineering Terms

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Pilot Production Results and Steam Oil Ratios

This press release references pilot production results and steam oil ratios for the Lindbergh pilot project. These results are not necessarily reflective of long-term production results, production profiles, steam oil ratios or ultimate performance of these wells or the commercial project.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, Pengrowth’s transition to sustainable growth; the status of the pilot project and commercial phases of Lindbergh, including the status of construction, expected first steam, commissioning, transportation of production, construction of a tie-in pipeline and meter station, ultimate recoveries, pricing to be received for sales, economics, expected production and expected cash flow growth per share in 2015; production guidance; ongoing development in the Cardium and Swan Hills; capital expenditures, operating expense and G&A guidance; use of cash on hand; cash flow profile and hedging. Statements relating to reserves, resources and their net present values are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form, under the heading "Business Risks" in our most recent year-end Management's Discussion and Analysis, and in our most recent financial statements, management information circular, quarterly reports, material change reports and news releases.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional and Non-GAAP Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures, Adjusted Net Income (Loss), operating netbacks, adjusted payout ratio and Funds Flow from Operations. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-GAAP measures can be found in Pengrowth’s most recent management’s discussion and analysis.

Note to US Readers

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs. See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

 We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

We include herein estimates of proved and proved plus probable reserves, as well as contingent resources. The SEC permits, but does not require the inclusion of estimates of probable reserves in filings made with it by United States oil and gas companies. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.